June 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tara Harkins
Vanessa Robertson Tyler Howes Alan Campbell

Re:	Kintara Therapeutics, Inc.
Registration Statement on Form S-4
Filed May 13, 2024
File No. 333-279368

Ladies and Gentlemen:

This letter is submitted on behalf of Kintara Therapeutics, Inc. (the “Company” or “Kintara”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 7, 2024 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-4 filed with the Commission on May 13, 2024 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing an amendment to the Registration Statement (“Amendment No. 1”), to address the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4 filed on May 13, 2024

Cover Page

1.	Please revise the Letter to Stockholders to disclose whether the listing approval for TuHURA’s securities on Nasdaq is a closing condition of the merger.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on the Cover Page of Amendment No. 1 to reflect the Staff’s comment.

2.

We note your reference to TuHURA’s “first-in-class” bi-functional ADCs. Please remove this claim as well as any other similar claims in the prospectus as it appears to be premature given TuHURA’s current stage of development.

RESPONSE The words “first-in-class” have been deleted in the two places in which they previously appeared in the Registration Statement (the cover page and in Note 1 to the Consolidated Financial Statements of TuHURA).

Questions and Answers About the Merger, page 1

3.

Please revise this section to prominently disclose the valuations attributed to both Kintara and TuHURA in the merger. Please also clarify, if true, that the ownership percentages of the post-merger combined company include the conversion of the convertible notes issued by TuHURA in the TuHURA Note Financing.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 1 of Amendment No. 1 to reflect the Staff’s comment.

4.	Please include a Q&A discussing the proposed reverse split and how it will impact the voting power of Kintara shareholders in the combined company.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 1 to reflect the Staff’s comment.

5.

Please revise this section to add a Q&A discussing the reasons why Kintara’s board of directors is recommending that Kintara’s stockholders approve the merger, the reverse split and the associated transactions. In your new Q&A, please discuss whether Kintara’s board of directors considered any potential downsides or uncertainties related to these proposals.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 4 of Amendment No. 1 to reflect the Staff’s comment.

6.

Please revise your disclosure in this section to discuss the impact that a potential delisting of Kintara’s common stock from Nasdaq would have on the Merger. In your revisions, clarify if you have entered into discussions with Nasdaq related to your potential delisting and tell us the status of any such discussions.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 of Amendment No. 1 to reflect the Staff’s comment.

7.

We note that this question currently discusses a number of topics including the reasons for receiving this proxy statement/prospectus, the exchange ratio and the contingent value rights agreements that Kintara will enter into at the time of the merger. Please separate this Q&A into three separate questions discussing:

•	The reasons why shareholders are receiving this proxy statement/prospectus

•	The exchange ratio, including a brief explanation what it is and how it will be calculated

•	The contingent value rights agreements and a discussion of what rights will flow to shareholders from these agreements

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1-2 of Amendment No. 1 to reflect the Staff’s comment.

Summary of the Proxy Statement/Prospectus

TuHURA, page 12

8.

We note your statements here and throughout the prospectus that TuHURA’s IFx technology and product candidates are “personalized.” However, your disclosure elsewhere in the prospectus appears to indicate that the composition of TuHURA’s IFx product candidates does not vary from patient to patient. Accordingly, please tell us why it is appropriate to characterize TuHURA’s technology and product candidates as “personalized.” Alternatively, please remove this claim.

RESPONSE: TuHURA respectfully advises the Staff that the characterization of IFx-2.0 as a “personalized” cancer vaccine is appropriate and consistent with the usage of the term in the scientific and medical industry. IFx-2.0 is “personalized” in that it utilizes each individual patient’s tumor itself as the source of tumor neoantigens. It does so by controlling the activation of tumor-specific T cells through the priming of an innate immune response against the Emm55 immunogenic bacterial protein expressed on the surface of the tumor cell following IFx-2.0 intratumoral administration. Because each individual patient’s tumor’s neoantigens are unique to that patient’s tumor, IFx-2.0 represents a truly individualized and personalized endogenous vaccine because it uses the patient’s own tumor and its complement of tumor antigens to activate an immune response against the cancer in vivo.

Please also revise the fourth paragraph of this section to clarify that the results of clinical trials are inherently uncertain and that the results from TuHURA’s Phase 3 clinical trial may fail to satisfy the ORR, PFS and OS endpoints.

RESPONSE: In response to this comment and Comment #30 below, the following sentence has been added to the end of the fourth paragraph of this section on page 13: “Notwithstanding the foregoing, the results of clinical trials are inherently uncertain, and the results of TuHURA’s planned Phase 3 clinical trial may fail to satisfy the ORR, PFS, and/or OS endpoints, and none of TuHURA’s prior clinical trials with respect to IFx-2.0 were powered to determine statistical significance over a control.”

The same sentence has been added following similar disclosure on pages 238 and 248.

9.	We note your statement that TuHURA plans to initiate a Phase 1b/2a trial in the third quarter of 2024. Please revise to clarify if there is an active IND for this trial.

RESPONSE: A sentence has been added to the end of this paragraph stating that the planned Phase 1b/2a trial is covered by the currently active IND for IFx-2.0.

10.

Please revise this section to reflect your disclosure on page 232 indicating that TuHURA must complete additional product testing procedures and gain FDA acceptance of these procedures before it can commence its Phase 3 clinical trial.

RESPONSE: In response to this comment, the disclosure from page 232 regarding the additional testing procedures has been included in the Summary.

TuHURA Note Financing, page 16

11.

Please disclose how the Kintara shareholders would be impacted by the exercise of the warrants issued in connection with the TuHURA Note Financing. For example, explain if this would further dilute the total ownership percentage of Kintara shareholders in the combined company and quantify the amount of such dilution.

RESPONSE: Please be advised that the exercise of the warrants issued in connection with the TuHURA Note Financing would have no effect on the total ownership percentage of Kintara shareholders in the combined company as disclosed throughout the registration statement. As provided on pages 14 and 15, for purposes of calculating the Exchange Ratio used to determine the total ownership of Kintara equityholders, all shares of TuHURA Common Stock underlying TuHURA warrants are deemed to be outstanding. As a result, the equity ownership following the merger has been presented on a fully-diluted basis, and there will be no impact by the exercise of the warrants. The Company has revised its disclosure on page 19 of Amendment No. 1 to clarify that there will be no impact relating to any exercise of the TuHURA warrants on the Kintara equityholders.

Opinion of Kintara’s Financial Advisor, page 18

12.

We note your statements here and elsewhere in the prospectus, as well as in the fairness opinion attached as Annex B, that the opinion is intended for the sole benefit of Kintara’s board of directors and may not be used for any other purpose. Please remove this statement.

Alternatively, please disclose the legal basis for your and Lucid’s belief that stockholders cannot rely on the opinion to bring state law actions, including a description of any state law authorities on such a defense. If no such authority exists, please disclose that this issue will be resolved by a court, resolution of this issue will have no effect of on rights and responsibilities of Kintara’s board under state law and the availability or non-availability of this defense has no effect on the rights and responsibilities of either Lucid or Kintara’s board under federal securities laws.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page20 and 141 of Amendment No. 1 to reflect the Staff’s comment.

Risk Factors

TuHURA relies on third parties to manufacture its clinical product supplies..., page 39

13.

Please disclose the name of the single source supplier TuHURA current relies on for the manufacturing of TuHURA’s product candidates. In your revisions, clarify if the single source supplier holds any of the necessary know-how required to manufacture TuHURA’s product candidates and if TuHURA has entered into any supply agreements with it.

RESPONSE: Please be advised that the language that previously referenced a “single source vendor” has been revised to reflect that TuHURA uses several outside vendors to manufacture supplies and process TuHURA’s product candidates. For the information of the Staff, none of TuHURA’s vendors holds any necessary know-how, as such vendors are CDMOs that perform drug product manufacturing that is fill-finish only.

The certificate of incorporation of the combined company will provide that..., page 80

14.

We note your disclosure regarding the exclusive forum provision that will be included in the articles of incorporation of the combined company. Please revise to clarify that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 82 and revised the exclusive forum language in Article VII of the Delaware Certificate of Incorporation in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information , page 107

15.	Please revise this note to clearly disclose your fiscal year end once the merger agreement is effective.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 109 in response to the Staff’s comment.

16.

We note from proposal 2 on page 1 that you are proposing a reverse stock split of only the outstanding shares of Kintara Common Stock and other outstanding securities of Kintara Common Stock (with no change to the authorized capital stock of Kintara), at a ratio in the range from [ ]-for-1 to [ ]-for-1. Please revise your filing to provide the range of the reverse stock split as well as to update your pro forma financial statements for the impact of the reverse stock split upon your financial statements. Further, to the extent that any such reverse stock split is expected to occur prior to the effectiveness of your registration statement, all share data will require retroactive adjustment pursuant to SAB Topic 4.C.

RESPONSE: The Company acknowledges the Staff’s comment and has removed the language regarding effecting a reverse stock split of only the outstanding shares of Kintara Common Stock. The Company informs the Staff that it does not intend to effect reverse stock split prior to effective date of the Registration Statement. The Company is currently analyzing what ratio to utilize and has presented it current expectations for the relevant range in brackets in Amendment No. 1. The Company will update its disclosure in a subsequent amendment to the Registration Statement to disclose the relevant range of ratios to be considered by the Company’s board of directors prior to the effective date of the Registration Statement without brackets once finalized.

17.

Reference is made to note (A) on page 118 and that you have reflected the anticipated cash proceeds of $28.6 million within your pro forma balance sheet related to the TuHURA Note Financing. We further note from your discussion on page 16 that you received $31.3 million in subscriptions related to these notes and only $18.5 million were funded as of April 30, 2024. Please tell and revise your filing to disclose why you made a $28.6 million adjustment to the pro forma balance sheet since only $18.5 million were funded as of April 30, 2024.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure in note (A) on page 121 of Amendment No. 1 to clarify that the subscription agreements are legally binding subscriptions that require the investors to unconditionally fund their investments by a specified date in such subscription agreement before the closing of the Merger.

18.

Reference is made to adjustment (F) on page 118 and that you have a $0 adjustment reflected within your pro forma financial statements for the contingent right value (CVR) that you believe is probable that the Milestone of the Kintara legacy clinical studies pursuant to the CVR Agreement will be achieved and the CVR shares to be issued. We further note your disclosure that the accounting treatment for the CVR obligation is preliminary in nature and the final accounting treatment will be determined based on a number of factors, including additional analysis of the transaction and consideration of relevant accounting standards. Please tell us and explain in more detail how you plan on accounting for these rights and why you have reflected a $0 impact for these rights.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure in note 1 on page 118 of Amendment No. 1 under the Contingent Value Rights Agreement section with additional discussion on management’s determination of the net zero accounting determination for the CVR, has removed adjustment (F) has expanded its CVR disclosures on page 118 in response to the Staff’s comment.

The Merger

Background of the Merger, page 124

19.	Please revise this section to include a discussion of the events and negotiations related to the TuHURA Note Financing.

RESPONSE: The Company acknowledges the Staff’s comment and has revised disclosure on page 128 and page 131 of Amendment No. 1 in response to the Staff’s comment.

20.

Please revise to include a more fulsome discussion of how the valuations of Kintara and TuHURA, the Exchange Ratio and the CVR agreement were negotiated in connection with the merger. With respect to the valuations of the parties and the Exchange Ratio, please disclose how Kintara determined an initial valuation of TuHURA of $180 million and whether this valuation changed during negotiations. Please also disclose the valuation attributed to TuHURA’s predecessor, Morphogenesis, Inc., in its proposed merger with CohBar and describe the reasons for any changes in that valuation.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 129 and 130 of Amendment No. 1 to reflect the Staff’s comment.

With respect to the CVR agreement, please disclose how the parties came to agree that TuHURA would use commercially reasonable efforts to continue the REM-001 program through the open label study in cutaneous metastatic breast cancer and that such “commercially reasonable” efforts do not require TuHURA to expend monetary resources in excess of $700,000 as discussed on page 115

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 130 of Amendment No. 1 to reflect the Staff’s comment.

21.	Please revise this section to explain the diligence that Kintara’s management, board and advisors conducted on TuHURA.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 129 of Amendment No. 1 to reflect the Staff’s comment.

Kintara’s Reasons for the Merger, page 128

22.

Please revise your disclosure in your first bullet to clarify why Kintara’s board of directors viewed Kintara as “acquiring” TuHURA’s principal product candidates given your disclosure elsewhere indicating that TuHURA’s legacy equityholders will own 97.15% of the combined company. Please revise your second bullet to reflect your disclosure elsewhere in the prospectus indicating that TuHURA does not intend to further advance or develop REM-001.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 132 of Amendment No. 1 to remove the reference to “acquiring” TuHURA’s principal product candidates to reflect the Staff’s comment.

Opinion of Kintara’s Financial Advisor, page 136

23.

Please disclose the “certain internal financial analyses” and projections Lucid Capital Markets relied upon in providing their opinion that the Exchange Ratio was fair to Kintara shareholders from a financial point of view.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 149 of Amendment No. 1 to reflect the Staff’s comment.

24.

Your disclosure here indicates that Lucid did not assign any value to the right of the Kintara stockholders to receive additional shares pursuant to the CVR Agreement. However, Lucid’s opinion attached as Annex B appears to assume that the CVR distribution has occurred and that Kintara’s stockholders will own approximately 5.5% of the of the combined company’s common stock on a fully-diluted basis. Please revise your disclosure and clarify whether the Exchange Ratio evaluated by Lucid incorporated the CVR shares. Alternatively, please advise.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 144 of Amendment No. 1 to reflect the Staff’s comment.

Discounted Cash Flow Analysis, page 144

25.

Please revise this section to disclose how Kintara determined that the Merkel Cell program had a 39.8% probability of success. To the extent this estimate is based upon historical approval rates, please revise to discuss the limitations of relying on this data.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 148 of Amendment No. 1 to reflect the Staff’s comment.

Certain Agreements Related to the Merger, page 171

26.

Please disclose if any consideration was received by the shareholders who have agreed to vote their shares in favor of the merger in connection with entering into the Kintara Support Agreements and TuHURA Support Agreements. Please also disclose the number of shares of the combined company that will be subject to lock-up agreements and the term of the lock-up agreements that will be signed by TuHURA’s stockholders.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 176 of Amendment No. 1 to reflect the Staff’s comment. regarding the Support Agreements and term of the lock-up agreements. TuHURA respectfully advises the Staff that it is currently collecting signatures from its stockholders to lock-up agreements through the closing of the Merger but has updated disclosure on page 176 to reflect the approximate number of shares of TuHURA’s outstanding common stock subject to a lock-up agreement as of the date of the Merger Agreement. TuHURA will update its disclosure regarding the number of shares of the combined company that will be subject to lock-up agreements prior to the Effective Date of the Registration Statement.

Certain Material U.S. Federal Income Tax Consequences of the Merger and the CVR Distribution

Material U.S. Federal Income Tax Consequences of the Merger to Kintara..., page 174

27.

We note your disclosure that the parties “intend” for this transaction to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Please file an opinion of counsel supporting this conclusion and revise your disclosure here and in the Questions and Answers About the Merger section to clarify that this conclusion is the opinion of counsel. For further guidance see Staff Legal Bulletin No. 19 and Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the business combination, counsel’s opinion should discuss the degree of uncertainty.

RESPONSE: The Company acknowledges the Staff’s comment. Prior to the Effective Date of the Registration Statement, the Company will file Opinions of Counsel from both Lowenstein Sandler, LLP and Foley Lardner LLP as Exhibits 8.1 and 8.2 to address the Staff’s comment.

Information about TuHURA

Business, page 231

28.	Please increase the size of the graphics appearing throughout this section so that all text is legible.

RESPONSE: Please be advised that the graphics appearing in the “Information about TuHURA” have been updated in response to this comment.

29.

Please remove your statement that TuHURA is targeting a rolling BLA submission to the FDA commencing in mid-2026 as this statement is premature given that TuHURA has yet to commence or complete its Phase 3 clinical trial.

RESPONSE: The reference to a “rolling BLA submission” has been deleted on both page 238 and page 248 of Amendment No. 1.

30.	Please revise the Overview section to clarify, if true, that TuHURA has yet to conduct a trial where IFx-2.0 demonstrated a treatment effect that was statistically significant.

RESPONSE: In response to this comment and Comment #8 above, the following sentence has been added to the end of the fourth paragraph under “Overview”: “Notwithstanding the foregoing, the results of clinical trials are inherently uncertain, and the results of TuHURA’s planned Phase 3 clinical trial may fail to satisfy the ORR, PFS, and/or OS endpoints, and none of TuHURA’s prior clinical trials with respect to IFx-2.0 were powered to determine statistical significance over a control.”

The same sentence has been added following similar disclosure on pages 13, 238 and 248 of Amendment No. 1.

TuHURA’s Strategy, page 235

31.

We refer to the first bullet point appearing on page 235. Please revise to state that such accelerated approval designations may not actually result in reduced costs or a faster time to market, if approved. Please also clarify, if true, that the FDA could require TuHURA to conduct a postmarketing confirmatory trial and that any accelerated approval could be withdrawn.

RESPONSE: A sentence has been added to this bullet statement that the SPA agreement does not increase the likelihood of marketing approval and may not lead to a faster or less costly development, review, or approval process. An additional sentence was added to state that if TuHURA receives accelerated approval but the trial does not achieve the secondary endpoint, then the FDA could withdraw the accelerated approval. TuHURA did not add language regarding the potential need for a postmarketing confirmatory trial because the trial is designed to preclude a postmarketing confirmatory trial.

Cancer Vaccines

IFx Technology, page 237

32.	Please revise this section or elsewhere, as appropriate, to briefly explain plasmid DNA.

RESPONSE: A new paragraph has been added to the end of the “IFx Technology” section to describe plasmid DNA.

TuHURA’s Clinical Development Program, page 241

33.

Please revise the bottom left portion of your graphic on page 242 with equal prominence to clarify that the outcomes of clinical trials are inherently uncertain, that there is no guarantee that the results from TuHURA’s clinical trial will support an accelerated approval or a full approval, that the SPA does not increase the likelihood of marketing approval, that the FDA may disagree with TuHURA’s conclusion that data from the trial is sufficient for an approval and that the FDA may require TuHURA to conduct additional clinical trials before granting any potential marketing approval. Alternatively, please remove this portion of the graphic.

RESPONSE: The lower left box in this graphic has been removed.

Phase 1b Trial in Metastatic Merkel Cell Carcinoma and Cutaneous Squamous Cell Carcinoma, page 242

34.	Please disclose the serious adverse event experienced by the one cutaneous Squamous cell carcinoma patient in your Phase 1b Trial of IFx-2.0.

RESPONSE: Additional information has been added regarding the serious adverse event. See page 249 of Amendment No. 1.

35.	We note your statement that this study successfully met predefined endpoints for safety and efficacy. Please identify the efficacy endpoints and explain how they were met.

RESPONSE: Disclosure has been added to this paragraph to identify the efficacy endpoints and the extent to which they were met. See page 249 of Amendment No. 1.

Market Opportunity, page 247

36.	Please revise the graphic on page 248 to clearly delineate drugs that are not checkpoint inhibitors.

RESPONSE: This graphic has been revised to clearly indicate which of the listed drugs are checkpoint inhibitors and which ones are not checkpoint inhibitors.

TuHURA’s Manufacturing Strategy, page 248

37.	Please revise to describe how TuHURA’s product candidates are manufactured, as well as any associated challenges.

RESPONSE: In response to this comment, a new paragraph has been added under the caption “TuHURA’s Manufacturing Strategy” to provide additional disclosure regarding the manufacture of TuHURA’s product candidates on pages 255-256.

TuHURA Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 287

38.

Please revise to disclose the costs incurred during each period presented for each of your key research and development products/projects. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations.

RESPONSE: We have updated the disclosure to include, for each of the periods presented, TuHURA’s costs incurred for its key research and development projects. Each table added summarizes TuHURA’s development in three separate categories of the cash expenses incurred for each period presented: IFx-2.0 and preclinical (direct program costs) and personnel/facilities (indirect program costs), such that the costs disclosed tie back to the R&D expense for each period presented.

Information About Kintara, page 287

39.

Please revise this section to prominently reflect your disclosure elsewhere in the prospectus that TuHURA does not expect to advance any of Kintara’s technologies, other than the enrollment of ten CMBC patients in the clinical trial of REM-001. Please also disclose the current status of this enrollment.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 306 of Amendment No. 1 to reflect the Staff’s comment.

Kintara Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 317

40.

Please revise your filing to include all of the disclosures required by Item 303(b) and (c) of Regulation S-K, such as liquidity and capital resources and results of operations for the years ended June 30, 2023 and 2022. In addition, revise the heading under Liquidity and Capital Resources on page 322 to be the six months rather than the nine months ended December 31, 2022.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure in Kintara Management’s Discussion & Analysis of Financial Condition and Results of Operations in response to the Staff’s comment and to provide updated disclosures as of the nine months ended March 31, 2024.

Security Ownership of Certain Beneficial Owners and Management, page 345

41.	Please revise the table on page 348 to identify the natural person(s) with voting and/or dispositive control over the shares in the combined company that will be held by K&V Investment One, LLC.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 358 of Amendment No. 1. in response to the Staff’s comment.

General

42.

Please provide us your analysis as to whether Kintara Therapeutics, Inc. is a shell company as defined in Rule 12b-2 of the Exchange Act or whether it could become one prior to the closing of the merger. For guidance, see Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11265 (January 24, 2024) at nt. 943.

RESPONSE: The Company respectfully advises the Staff that the Company does not meet the SEC’s definition of shell company, nor will it become one prior to closing, based on the following analysis:

Not a Shell Company

Rule 12b-2 of the Securities Exchange Act of 1934, as amended, defines a “shell company” as a registrant that has:

(1) No or nominal operations; and

(2) Either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The following is the Company’s analysis under Rule 12b-2 concluding that the Company is not currently a shell company:

More than “nominal” operations. The Company is a clinical stage, biopharmaceutical company focused on the development and commercialization of new cancer therapies. The Company’s lead candidate is REM-001, a late-stage photodynamic therapy for the treatment of cutaneous metastatic breast cancer. Although the Company paused the REM-001 program in October 2022 to conserve cash and direct its resources to other activities being conducted at the time, including the development of VAL-083, in July 2023, the Company was awarded a $2.0 million grant from the National Institute of Health to support the development of REM-001 (the “NIH Grant”), and as a result of the NIH Grant, the Company, with increased financial resources, re-initiated the REM-001 program. As stated in the Current Report on Form 8-K filed with the Commission on February 12, 2024, the Company announced the initiation of an open label 15-patient study in CMBC patients which is evaluating REM-001 (the “REM-001 Study”), a second-generation PDT photosensitizer agent. As a result of receiving the NIH Grant, the Company has initiated treatment in a total of four patients as of June 26, 2024 and is expanding the operational study to begin screening patients at three additional medical centers. The Company expects to continue and complete enrollment of patients in the REM-001 Study in the third calendar quarter of 2024 and is actively working with a contract research organization to conduct the REM-001 Study. Accordingly, the REM-001 Study is continuing, and the Company is continuing to engage in operational activities so as to enable the continued operation of the REM-001 Study. For the fiscal quarter ended March 31, 2024, the Company reported approximately $0.592 million of research and development expenses and approximately $1.5 million in other operating expenses. The Company believes that the foregoing operating activities and operating expenses are not “nominal,” as required under Rule 12b-2 in order for the Company to be deemed a shell company.

More than “nominal” assets. The Company believes that its total assets (other than cash and cash equivalents) and the Company’s intellectual property portfolio are more than “nominal.” The Company continues to hold and has maintained core intellectual property assets directed and related to its REM-001 program, including three patent applications, as well as scientific and regulatory data and product know-how that was acquired under the St. Cloud purchase agreement. Pursuant to the St. Cloud purchase agreement, the Company is obligated to provide royalties to St. Cloud on net sales related to the REM-001 product once it has received approval and therefore commercialized. As of March 31, 2024, the Company had approximately $1.1 million of total assets other than cash and cash equivalents. The Company further continues to maintain its rights to continue to receive funding under its NIH Grant to continue the REM-001 Study and TuHURA is obligated to provide up to an additional $700,000 to fund the REM-001 Study, if necessary; an amount TuHURA and Kintara believe will ultimately allow the post-business combination company to evaluate the safety and efficacy of the REM-001 product.

Will Not Become a Shell Company Prior to Closing

The Company also respectfully advises the Staff that the Company should not be deemed a shell company immediately prior to the Merger for the following reasons and after taking into the account the Staff’s guidance set forth in Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11265 (January 24, 2024) at nt. 943 (the “SPAC Release”):

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Although the focus of the post-Merger company will be the advancement of TuHURA’s development programs, as stated in the Registration Statement, the REM-001 Study will continue following the Closing of the Merger and, accordingly, at no time will the Company’s operating activities associated with advancing the REM-001 development program cease.

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Although TuHURA concluded that, at the time of the Merger Agreement, the REM-001 program did not have significant value for purposes of establishing the exchange ratio in the Merger, the terms of the Merger demonstrate that the REM-001 program has more than nominal value, as TuHURA has agreed that the REM-001 Study will be continued by the combined company and that the combined company will agree to invest further resources (up to $0.7 million) above the funding from the NIH Grant to support the REM-001 Study. Such commitment of resources between TuHURA’s additional funding and the NIH Grant are believed to be sufficient to complete the REM-001 Study to determine its safety and efficacy. The combined company intends to evaluate the data from the REM-001 Study to determine whether the REM-001 Program and REM-001 intellectual property may have any material value that could be realized upon by the combined company and for the benefit of the combined company stockholders.

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Unlike the CVRs in reverse merger transactions in which the CVR is intended to (and has the effect of) transfer the value of the sale of historical assets of the public company to the pre-merger stockholders, the CVR in this instance does not transfer to the Kintara stockholders the right to receive any future value obtained from the future sale or other transaction involving the REM-001 program and assets. Conversely, it provides the Kintara stockholders with additional shares of the combined company based on the achievement of a REM-001 Study milestone, with the combined company retaining all rights to REM-001 for the potential benefit of all stockholders of the combined company. Neither the CVR Agreement nor the Merger Agreement requires the combined company to undertake any efforts to sell and monetize, and therefore distribute, cash through the CVR, but instead, again, recognizes the potential monetary value of the REM-001 program by achievement of such milestone and allows all combined company stockholders to partake in such success.

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In view of the foregoing and after analyzing the Merger in light of the Commission’s guidance in the SPAC Release (including footnote 943 thereunder), the Company respectfully believes that the Merger is clearly not a transaction that is being structured to avoid shell company status. Furthermore, unlike the example referenced in footnote 943 of the SPAC Release, the combined company does not have a specific plan, nor is contractually obligated to attempt to, sell or dispose of Kintara’s historical assets or operations, but is rather retaining such assets and continuing the REM-001 Study to evaluate whether REM-001 has potential future value that could be realized by the combined company, and any such future value would not be transferred through the CVR in the Merger, but would rather inure to the benefit all post-Merger stockholders of the Company.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact outside counsel to the Company, Steven M. Skolnick, Esq. of Lowenstein Sandler, LLP, at (973) 597-2476.

Very truly yours,

/s/ Robert E. Hoffman
Robert E. Hoffman Chief Executive Officer Kintara Therapeutics, Inc.

cc:	Steven M. Skolnick, Esq., Lowenstein Sandler, LLP

Sarah Cole, Esq., Lowenstein Sandler, LLP.